Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Filer: Warner Chilcott plc
Subject Company: Warner Chilcott plc
(Commission File No.: 000-53772)

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Employee Town Hall Meetings
Creating a Global Specialty Pharmaceutical Leader
June 2013

Fred Wilkinson
President, Actavis Specialty Brands

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. New Actavis will file with the Securities and
Exchange Commission (the "SEC") a registration statement on Form S-4, each of Actavis and Warner
Chilcott will file with the SEC a proxy statement and each of New Actavis, Actavis and Warner
Chilcott will file with the SEC other documents with respect to the proposed transaction. In addition, a definitive proxy statement/prospectus will be mailed to shareholders of Actavis and
Warner Chilcott. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE
DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY
AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by New
Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at
http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis will be available free of charge on Actavis' internet website at www.actavis.com or by contacting Actavis'
Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by
Warner Chilcott will be available free of charge on Warner Chilcott's internet website at
www.wcrx.com or by contacting Warner Chilcott's Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.
Information about the directors and executive officers of Warner Chilcott is set forth in its Annual
Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February
22, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 10, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2013 and May 8, 2013. Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31,
2012, which was filed with the SEC on February 28, 2013, its Quarterly Report on Form 10-Q for the
quarter ended March 31, 2013, which was filed with the SEC on May 7, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2013 and May 13,
2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding

Forward-Looking Statements

Statements contained in this communication that refer to Actavis' estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Actavis' current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as "anticipate," "believe," "plan," "could,"
"should," "estimate," "expect," "forecast," "outlook," "guidance," "intend," "may," "might," "will,"
"possible," "potential," "predict," "project," or other similar words, phrases or expressions. It is important to note that Actavis' goals and expectations are not predictions of actual performance.
Actual results may differ materially from Actavis' current expectations depending upon a number of factors affecting Actavis' business, Warner Chilcott's business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of the acquisition of Warner Chilcott; subsequent integration of the acquisition of Warner Chilcott and the ability to recognize the anticipated synergies and benefits of the acquisition; the receipt of required regulatory approvals for the acquisition of Warner Chilcott (including the approval of antitrust authorities necessary to complete the acquisition); the anticipated size of the markets and continued demand for Actavis' and Warner Chilcott's products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition of Warner
Chilcott) on a timely basis; maintaining a position in the Standard and Poor's 500; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns;
changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches;
the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis' and
Warner Chilcott's products; costs and efforts to defend or enforce intellectual property rights;
difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis'
and Warner Chilcott's facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis' consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis'
periodic public filings with the Securities and Exchange Commission, including but not limited to
Actavis' Annual Report on form 10-K for the year ended December 31, 2012 and from time to time in
Actavis' other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Warner Chilcott Cautionary Statement Regarding

Forward-Looking Statements

This communication contains forward-looking statements, including statements concerning the proposed transaction with Actavis, our industry, our operations, our anticipated financial performance and financial condition and our business plans, growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities
Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "may," "might,"
"will," "should," "estimate," "project," "plan," "anticipate," "expect," "intend," "outlook,"
"believe" and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. The following represent some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements: the timing to consummate the proposed transaction with
Actavis; the risk that a condition to closing of the proposed transaction with Actavis may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction with Actavis is delayed, is not obtained or is obtained subject to conditions that are not anticipated; New Actavis' ability to achieve the synergies and value creation contemplated by the proposed acquisition; New Actavis' ability to promptly and effectively integrate Actavis' and Warner
Chilcott's businesses; the diversion of management time on transaction-related issues; our substantial indebtedness, including increases in the LIBOR rates on our variable-rate indebtedness above the applicable floor amounts; competitive factors and market conditions in the industry in which we operate, including the approval and introduction of generic or branded products that compete with our products; our ability to protect our intellectual property; a delay in qualifying any of our manufacturing facilities that produce our products, production or regulatory problems with either our own manufacturing facilities or those of third party manufacturers, packagers or API suppliers upon whom we may rely for some of our products or other disruptions within our supply chain; pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems and regulatory reforms, and the continued
consolidation of the distribution network through which we sell our products; changes in tax laws or interpretations that could increase our consolidated tax liabilities; government regulation, including U.S. and foreign health care reform, affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals; adverse outcomes in our outstanding litigation, regulatory investigations or arbitration matters or an increase in the number of such matters to which we are subject; the loss of key senior management or scientific staff; our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing new products at favorable prices and marketing such new products; our ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of our existing products; and the other risks identified in our periodic filings including our Annual Report on Form
10-K for the year ended December 31, 2012, and from time-to-time in our other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in our forward-looking statements may not occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

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Creating an ~$11 Billion Global Pharmaceutical Company
Creating an ~$3 Billion Specialty Brand Pharmaceutical Company

Better Together

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Achieving a Top 3 Position

US Specialty Sales, $ Billion

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Source: Goldman Sachs Analysis

Strong Growth Potential

o    Approximately $3 billion Actavis Specialty Brands 2013 pro forma Revenues

o    Combination will augment Actavis' core areas of Women's Health and Urology

     o    Premier Women's Health player in US

     o    Larger Portfolio in Urology

o    Warner Chilcott will bring

     o    GI and Dermatology therapeutic categories and marketing infrastructure

     o    Enhanced product development pipeline

     o    Opportunities to bring combined product portfolio to new and emerging markets

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About Actavis

In late 2012, Watson completed the acquisition of Swiss-based Actavis Group. The combination united two growing, successful and profitable companies into a strong global pharmaceutical player operating in 62+ countries and serving 5+ billion potential consumers.

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Actavis by the Numbers



3rd largest global generics company

10% market share in U.S.

32 manufacturing facilities; ~ **44 billion** unit capacity

Truly diverse footprint in **62+ Countries**

Broad **product** line

18 global R&D Centers

Strong position in generic oncology injectables

Strong **semi-solids** and **liquids** capability

Actavis + Warner Chilcott
Better Together

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Actavis

A Specialty Pharmaceutical Company

                                                 Actavis Pharma

                                o  Generics, Branded Generics, OTC,

                                             Injectables/Hospital Products

                                      o  Medis (Third-Party Business)

                                   Actavis Specialty Brands

o        Women's Health and Urology

o        Biosimilars

                                 Actavis Global Operations

o        Industry-leading Supply Chain

o        High Quality and Customer Service

o        Anda Inc. (Distribution)

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Actavis Pharma

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Strong Global Commercial Position

Operations in 62 Countries
Serving More Than 5 Billion Potential Customers

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Actavis Pharma: Strong Geographic Diversification
Top 10 Markets

212 Proforma Net Revenue of $6.6 Billion

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Actavis Global RandD Capabilities and Assets

IR Oral Solids         MR Oral Solids             Patch/Topicals        Injectables
o India                o Florida, USA             o Utah, USA           o Italy
o Iceland              o New Jersey, USA          o Maryland, USA       o Romania
                       o Bulgaria                 o Bulgaria

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Impressive R&D Activity in 2012

- **16+ R&D Centers of Excellence**
  - Enhanced capabilities: IR/ER, injectable, semi-solid, oral transmucosal, transdermals
- **45 ANDAs filed in the US**
  - ~185+ applications on file
- **~1,200 applications pending**
- **~ 250 ongoing R&D projects for EU and US**
- **12 DMFs filed**
  - 6 for US, 1 for EU;
  - 5 for ROW (BR, AU, ZA, CA)

Actavis + Warner Chilcott
Better Together

15

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Actavis Specialty Brands

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Actavis Specialty Brands: Group Overview

o    40+ U.S. brand products

     -    Urology and Women's Health

o    ~100 scientists in RandD

o    ~430 person U.S. sales team

     -    Target Urologists and OB/Gyns

o    24 person Canada sales team

     -    Target Urologists and PCPs

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Actavis Specialty Brands: U.S. Brands Business

o    Therapeutic Categories

     -    Benign Prostate Hyperplasia (BPH)

     -    Testosterone Replacement

     -    Prostate Cancer

     -    Over Active Bladder (OAB)

     -    Iron Deficiency

     -    Contraceptives

     -    Infertility

     -    Hormone Replacement

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Stronger Combined Specialty Brands Portfolio

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Specialty Brands RandD Capabilities and Assets

Salt Lake City, USA      New Jersey, USA           Liege, BE                 Liverpool, UK
o Development            o Clinical Operations     o Development             o Biologic Development
o Clinical Operations    o Medical Affairs         o Clinical Operations     o Biologic Regulatory
o Regulatory                                       o Regulatory              o Biologic Manufacturing
                                                   o IUD Manufacturing
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Combined Small Molecule Pipeline Overview

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Actavis Global Operations

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Actavis Industry-Leading Global Supply Chain

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Next Steps

o    Approval by shareholders of both companies

o    Successful close subject to customary closing conditions, including the following approvals:

      -   Hart-Scott-Rodino in the United States
      -   Irish High Court

o    Assuming the successful completion of these reviews, we anticipate closing the transaction by the end of 2013

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Integration Planning Underway

o    Integration teams will be formed and will work together to assist in the process of combining the two companies

o    Integration planning underway

o    Facilities/operations

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Business as Usual Until Closing

o    Employees should operate in a business as usual fashion throughout Actavis and Warner Chilcott

     -    Continue to operate as separate companies

     -    Continue to meet each company's separate performance commitments

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Commitment to Communications

o    We are committed to keeping you informed throughout the process

o    Key Milestone Updates

o    Updates at Employee Meetings

o    Updates through Employee Memos

o    Updates posted on my.wcrx.com and Actavis' www.OurWinningWay.com

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                                          Better Together

                                         Creating a Leading
                              Global Specialty Pharmaceutical Company

Statement Required by the Irish Takeover Rules

The directors of Warner Chilcott accept responsibility for the information contained in this communication relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Actavis accept responsibility for the information contained in this communication other than that relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Actavis (who have taken all reasonable care to ensure that such is the case), the information contained in this communication, for which they accept responsibility, is in accordance with the facts and does not omit anything likely to affect the import of such information.

Deutsche Bank Securities Inc. is acting exclusively for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this announcement. Deutsche
Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this announcement and will not be responsible to any such other person for providing advice in relation to the matters referred to in this announcement. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervisory Authority) and
authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG's authorization and regulation by the Financial Conduct Authority are available on request.

BofA Merrill Lynch and Greenhill and Co. are acting exclusively for Actavis and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Actavis for providing the protections afforded to clients of BofA Merrill Lynch or
Greenhill and Co and for providing advice in relation to the acquisition of Warner Chilcott, the contents of this announcement or any transaction or arrangement referred to herein.

The statement that this acquisition is earnings accretive should not be interpreted to mean that the earnings per share in the current or any future financial period will necessarily match or be greater than those for the relevant preceding period.

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Dealing Disclosure Requirements

The holder of 1% or more of any relevant securities in the Company may from the date of this announcement have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997,
Takeover Rules 2007 (as amended).

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